SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NUMERICAL TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))

NEON ACQUISITION CORPORATION
and
SYNOPSYS, INC.
(Names of Filing Persons (Offerors))

Common Stock, $0.0001 per Share Par Value
(Title of Class of Securities)

67053T101
(CUSIP Number of Class of Securities)

Steven K. Shevick
Synopsys, Inc.
700 East Middlefield Road
Mountain View, California 94043
(650) 584-5000

Copy to:
Victor I. Lewkow, Esq.
Doron Lipshitz, Esq.
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, NY 10006
(212) 225-2000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$261,631,510	$24,070.10

*
For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of (a) 37,375,930, the estimated number of shares of common stock, par value $0.0001 per share, of Numerical Technologies, Inc. (the “Shares”) to be acquired in this tender offer and the merger (representing (i) 33,712,870 Shares outstanding, (ii) 3,389,757 Shares issuable upon the exercise of outstanding options having an exercise price of less than or equal to $7.00, and (iii) 273,303 Shares issuable upon the exchange of the outstanding exchangeable shares of Numerical Technologies Canada Inc.) and (b) the tender offer price of $7.00 per Share.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory No. 8 issued by the Securities and Exchange Commission on January 10, 2003, is $92 per $1 million of the aggregate transaction valuation.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None	Filing Parties: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒    third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Neon Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Synopsys, Inc., a Delaware corporation (“Synopsys”), to purchase all the outstanding shares of common stock, par value $0.0001 per share (the “Common Stock” or the “Shares”), of Numerical Technologies, Inc., a Delaware corporation (the “Company”), at a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Synopsys.

All information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule TO is incorporated by reference in answer to Items 1 through 11 in this Schedule TO, except those items as to which information is specifically provided herein. The Agreement and Plan of Merger, dated as of January 12, 2003, among Synopsys, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) hereto, and the Stockholder Tender Agreement, dated January 12, 2003, a copy of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 5 through 11 of this Schedule TO.

Item 10.    Financial Statements.

Not applicable.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated January 23, 2003

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(G)	Text of joint press release issued by Synopsys and the Company, dated January 13, 2003

(a)(1)(H)	Text of press release issued by Synopsys, dated January 23, 2003

(a)(1)(I)	Form of summary advertisement, published January 23, 2003

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated January 12, 2003, among Synopsys, Purchaser and the Company

(d)(2)	Stockholder Tender Agreement, dated January 12, 2003, between Synopsys and certain stockholders of the Company

(d)(3)	Confidentiality Agreement, dated December 6, 2002, between Synopsys and the Company

(g)	Not applicable

(h)	Not applicable

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYNOPSYS, INC.

By:	/S/ STEVEN K. SHEVICK
Name: Steven K. Shevick Title: Senior Vice President, Finance

NEON ACQUISITION CORPORATION

By:	/s/ STEVEN K. SHEVICK
Name: Steven K. Shevick Title: President

Dated: January 23, 2003

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EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)	Offer to Purchase, dated January 23, 2003

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(G)	Text of joint press release issued by Synopsys and the Company, dated January 13, 2003

(a)(1)(H)	Text of press release issued by Synopsys, dated January 23, 2003

(a)(1)(I)	Form of summary advertisement, published January 23, 2003

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated January 12, 2003, among Synopsys, Purchaser and the Company

(d)(2)	Stockholder Tender Agreement, dated January 12, 2003, between Synopsys and certain stockholders of the Company

(d)(3)	Confidentiality Agreement, dated December 6, 2002, between Synopsys and the Company

(g)	Not applicable

(h)	Not applicable

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